FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 9, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in interests in the Ordinary shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Directors, Persons Discharging Managerial Responsibility and Connected Persons:-

Dr J-P Garnier      Exercise of options on 8 February 2007 over 68,411 ADSs
                    granted on 24 March 1997, which would have lapsed on 23
                    March 2007, under the SmithKline Beecham Employee Share
                    Option Plan 1991 at a price of $32.09 per ADS.

                    The sale of 51,100 ADSs on 8 February 2007 at an average price of $55.81.

                    Following this transaction Dr Garnier's total shareholding in the Company is 556,198 ADSs, which includes 248,448 ADSs that have been earned but deferred under the share programmes operated by the Company. At the price at which the above options were exercised, Dr Garnier's holding is equivalent to more than 17 times his annual basic salary.


Mr J S Heslop       Purchase of 10,000 Ordinary shares on 9 February 2007 at a price of GBP14.51 per share.

                    Following this transaction Mr Heslop's total shareholding in the Company is 42,204 Ordinary shares. At the price at which the above shares were purchased, Mr Heslop's holding is equivalent to more than 1.5 times his annual basic salary.


Mr D Phelan         Exercise of options on 8 February 2007 over 54,623 ADSs
                    granted on 13 November 1997, which would have lapsed on 12
                    November 2007, under the SmithKline Beecham Employee Share
                    Option Plan 1991 at a price of $40.54 per ADS and over 95,000 ADSs granted on 3 December 2002 under the
                    GlaxoSmithKline Employee Share Option Plan at a price of
                    $37.25 per ADS.

                    The sale of 149,623 ADSs on 8 February 2007 at an average price of $55.81.


Mr D Stout          Exercise of options on 8 February 2007 over 4,951 ADSs
                    granted on 24 March 1997, which would have lapsed on 23
                    March 2007, under the SmithKline Beecham Employee Share
                    Option Plan 1991 at a price of $32.09 per ADS.

                    The sale of 3,475 ADSs on 8 February 2007 at an average price of $55.87.


The Company was advised of these transactions on 8 and 9 February 2007.

This notification is in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R
(1)(b).


S M Bicknell
Company Secretary

9 February 2007




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 9, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc